Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

COPPA 2.0: A Financial Game-Changer for Kidoz and the Digital Advertising Landscape

Vancouver, B.C. Canada, August 9, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, today announced its strong support for COPPA 2.0, the updated Children’s Online Privacy Protection Act.

The recent approval of COPPA 2.0 by the US Senate marks a pivotal shift in online advertising regulations, particularly impacting the way advertisers reach audiences under 17. When the updated Children’s Online Privacy Protection Act takes effect, companies like Kidoz, which specialize in safe and contextual advertising, are poised to see significant financial growth.

The Advertisers’ Perspective: A Shift in Ad Spend Towards In-Game Advertising

Advertisers are investing heavily in reaching teenagers through targeted ads on popular social media platforms like TikTok, Instagram, and Snapchat. However, with COPPA 2.0 prohibiting targeted advertising for users under 17, this approach becomes less viable.

According to eMarketer, digital ad spending targeting U.S. teenagers was approximately $1.8 billion in 2023. With the new regulations, advertisers may need to redirect a significant portion of this budget to safe and compliant platforms. This shift presents an opportunity for Kidoz, which already offers contextual advertising that aligns with COPPA 2.0’s guidelines.

As social media platforms face restrictions, advertisers are likely to explore alternative avenues, such as in-game advertising. According to Newzoo, the global in-game advertising market was valued at $56 billion in 2023, with substantial growth expected as advertisers seek new ways to reach young audiences. Kidoz, with its advanced technology and established presence in the gaming sector, is well-positioned to capture a share of this expanding market.

“Smart advertisers are already recognizing the shift and moving budgets to mobile games to establish their presence with Gen Z before the inventory becomes crowded and advertising rates increase,” said Jason Williams, CEO of Kidoz.

The App Owners’ Perspective: Higher Dependency on Safe Advertising

App owners are now obligated to adopt safe and contextual advertising solutions for all users aged 17 and under, significantly increasing the number of users subjected to such advertising. This compliance requirement not only aligns with Kidoz’s offerings but also expands the potential user base for its services.

As of 2023, approximately 40% of app users globally are under the age of 17, according to Statista. This demographic is a critical segment for app developers and advertisers, particularly in categories such as gaming, education, and entertainment. With the enforcement of COPPA 2.0, app developers will need to ensure that their ad strategies comply with the new regulations, driving demand for Kidoz’s compliant advertising solutions.

Financial Implications for Kidoz

The mobile device penetration rate for teenagers over 13 in the U.S. is roughly 90%, according to Pew Research Center. This demographic is highly engaged with mobile games, making it an extremely valuable market for advertisers.

With the new regulations, advertisers may need to redirect a sizable portion of this budget towards safer, compliant platforms.

“With COPPA 2.0 set to reshape the landscape, Kidoz management expects future revenue growth as the Company expands its market share amongst advertisers seeking safe, contextual targeting options,” concluded Jason Williams, Kidoz CEO.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163